# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evommune, Inc., CIK 0002044725
CUSIP: 30054Y107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1841 Page Mill Road, Suite 100, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001695076

## Reporting persons
- Nan Fung Group Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,435,599; sole dispositive power 0; shared dispositive power 3,435,599; aggregate amount beneficially owned 3,435,599 (10.9% of the class)
- NF Investment Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,367,975; sole dispositive power 0; shared dispositive power 3,367,975; aggregate amount beneficially owned 3,367,975 (10.7% of the class)
- Nan Fung Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,367,975; sole dispositive power 0; shared dispositive power 3,367,975; aggregate amount beneficially owned 3,367,975 (10.7% of the class)
- NFLS Platform Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,441,032; sole dispositive power 0; shared dispositive power 1,441,032; aggregate amount beneficially owned 1,441,032 (4.6% of the class)
- NFLS Delta III Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,441,032; sole dispositive power 0; shared dispositive power 1,441,032; aggregate amount beneficially owned 1,441,032 (4.6% of the class)
- Pivotal Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,926,943; sole dispositive power 0; shared dispositive power 1,926,943; aggregate amount beneficially owned 1,926,943 (6.1% of the class)
- Pivotal Partners Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,926,943; sole dispositive power 0; shared dispositive power 1,926,943; aggregate amount beneficially owned 1,926,943 (6.1% of the class)
- Pivotal bioVenture Partners Fund I U.G.P. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,632,441; sole dispositive power 0; shared dispositive power 1,632,441; aggregate amount beneficially owned 1,632,441 (5.2% of the class)
- Pivotal bioVenture Partners Fund I G.P., L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,632,441; sole dispositive power 0; shared dispositive power 1,632,441; aggregate amount beneficially owned 1,632,441 (5.2% of the class)
- Pivotal bioVenture Partners Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,632,441; sole dispositive power 0; shared dispositive power 1,632,441; aggregate amount beneficially owned 1,632,441 (5.2% of the class)
- Pivotal bioVenture Partners Fund II G.P. Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 294,502; sole dispositive power 0; shared dispositive power 294,502; aggregate amount beneficially owned 294,502 (0.9% of the class)
- Pivotal bioVenture Partners Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 294,502; sole dispositive power 0; shared dispositive power 294,502; aggregate amount beneficially owned 294,502 (0.9% of the class)
- NFLS Delta Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,441,032; sole dispositive power 0; shared dispositive power 1,441,032; aggregate amount beneficially owned 1,441,032 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Evommune, Inc.
Address of issuer's principal executive offices: 1841 Page Mill Road, Suite 100, Palo Alto, CA 94304

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of common stock, par value $0.0001 per share (the "Common Stock") of Evommune, Inc. (the "Issuer") are:

(i) Nan Fung Group Holdings Limited ("NFGHL")
(ii) NF Investment Holdings Limited ("NFIHL")
(iii) Nan Fung Life Sciences Holdings Limited ("Nan Fung Life Sciences")
(iv) NFLS Platform Holdings Limited ("NFLS Platform")
(v) NFLS Delta Limited ("NFLS Delta")
(vi) NFLS Delta III Limited ("NFLS Delta III")
(vii) Pivotal Life Sciences Holdings Limited ("Pivotal Life Sciences")
(viii) Pivotal Partners Ltd ("Pivotal Partners")
(ix) Pivotal bioVenture Partners Fund I U.G.P. Ltd (the "Ultimate General Partner")
(x) Pivotal bioVenture Partners Fund I G.P., L.P. ("Pivotal I GP")
(xi) Pivotal bioVenture Partners Fund I, L.P. ("Pivotal I")
(xii) Pivotal bioVenture Partners Fund II G.P. Ltd ("Pivotal II GP")
(xiii) Pivotal bioVenture Partners Fund II, L.P. ("Pivotal II," and together with Pivotal Life Sciences, Pivotal Partners, Ultimate General Partner, Pivotal I GP, Pivotal I, and Pivotal II GP, the "Pivotal Entities")
Address of principal business office or, if none, residence: The address of the principal business office of each of the Pivotal Entities is 501 Second Street, Suite 200, San Francisco, CA 94107. The principal business address of NFGHL is 17th Floor, AIRSIDE, 2 Concorde Road, Kai Tak, Hong Kong. The registered office address of each of NFIHL, Nan Fung Life Sciences, NFLS Delta, and NFLS Delta III is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered office address of NFLS Platform is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
Citizenship: Pivotal I and Pivotal II are Cayman Islands exempted limited partnerships. Pivotal I GP is a Cayman Islands exempted limited partnership. Pivotal II GP and Ultimate General Partner are Cayman Islands exempted companies. Pivotal Partners is a Cayman Islands exempted company. Pivotal Life Sciences is a Cayman Islands exempted company. Nan Fung Life Sciences, NFIHL, NFGHL, NFLS Delta, and NFLS Delta III are incorporated in the British Virgin Islands. NFLS Platform is incorporated in the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. Pivotal I directly holds 1,632,441 shares of Common Stock. Pivotal II directly holds 294,502 shares of Common Stock. NFLS Delta III directly holds 1,441,032 shares of Common Stock. Pivotal I GP is the general partner of Pivotal I, and Ultimate General Partner is the general partner of Pivotal I GP. Pivotal II GP is the general partner of Pivotal II. Ultimate General Partner and Pivotal II GP are wholly owned by Pivotal Partners. Pivotal Partners is wholly owned by Pivotal Life Sciences. Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences, and Nan Fung Life Sciences is wholly owned by NFIHL, which is wholly owned by NFGHL. NFLS Delta III is wholly owned by NFLS Delta. NFLS Delta is wholly owned by NFLS Platform, which is wholly owned by Nan Fung Life Sciences. The members of the Executive Committee of NFGHL (the "Excomm") make investment decisions with respect to the securities of the Issuer held by NFLS Delta III. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao, Ms. Heqing Huang and Mr. Chun Wai Nelson Tang are the members of the Excomm. The members of the Excomm and the members of the Life Sciences Committee of NFGHL make investment decisions with respect to the securities of the Issuer held by Pivotal I and Pivotal II. Mr. Kam Chung Leung, Mr. Vincent Sai Sing Cheung, Mr. Stephen Pui Kuen Cheung, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao, Ms. Xintong Sun, Mr. Peter Bisgaard, and Dr. Robert Hopfner are the members of the Life Sciences Committee of NFGHL. The amounts set forth in Rows 5 through 9 of the cover page of NFGHL also reflect 20,093 shares of Common Stock held by Mr. Bisgaard, 4,026 shares of Common Stock held by Mr. Hopfner and 43,505 shares of Common Stock held by Mr. Vincent Sai Sing Cheung. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by Messrs. Bisgaard, Hopfner, and Vincent Sai Sing Cheung.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 31,524,093 shares of Common Stock outstanding as of December 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2025.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Nan Fung Group Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (02/13/2026)
- NF Investment Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (02/13/2026)
- Nan Fung Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (02/13/2026)
- NFLS Platform Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (02/13/2026)
- NFLS Delta III Limited: /s/ Sun Xintong, Sun Xintong, Director (02/13/2026)
- Pivotal Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (02/13/2026)
- Pivotal Partners Ltd: /s/ Sun Xintong, Sun Xintong, Director (02/13/2026)
- Pivotal bioVenture Partners Fund I U.G.P. Ltd.: /s/ Robert Hopfner, Robert Hopfner, Authorized Signatory (02/13/2026)
- Pivotal bioVenture Partners Fund I G.P., L.P.: /s/ Robert Hopfner, By: Pivotal bioVenture Partners Fund I U.G.P. Ltd., its general partner; By: Robert Hopfner, Authorized Signatory (02/13/2026)
- Pivotal bioVenture Partners Fund I, L.P.: Pivotal bioVenture Partners Fund I G.P., L.P., its general partner (02/13/2026)
- Pivotal bioVenture Partners Fund I, L.P.: Pivotal bioVenture Partners Fund I U.G.P. Ltd., its general partner (02/13/2026)
- Pivotal bioVenture Partners Fund I, L.P.: /s/ Robert Hopfner, Robert Hopfner, Authorized Signatory (02/13/2026)
- Pivotal bioVenture Partners Fund II G.P. Ltd: /s/ Peter Tuxen Bisgaard, By: Peter Tuxen Bisgaard, Director (02/13/2026)
- Pivotal bioVenture Partners Fund II, L.P.: Pivotal bioVenture Partners Fund II G.P. Ltd, its general partner (02/13/2026)
- Pivotal bioVenture Partners Fund II, L.P.: /s/ Peter Tuxen Bisgaard, By: Peter Tuxen Bisgaard, Director (02/13/2026)
- NFLS Delta Limited: /s/ Sun Xintong, Sun Xintong, Director (02/13/2026)